

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-mail
Ms. Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

> **Re: Eastgate Acquisitions Corporation**
> **Registration Statement on Form S-1**
> **Filed November 20, 2012**
> **File No. 333-185050**

Dear Ms. Gluskin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Offering, page 4

2.   Please reconcile the disclosure in this section with the prospectus cover page and plan of distribution, which discloses that the selling shareholders must sell at a fixed price until the stock is quoted on the OTC Bulletin Board.

Risk Factors, page 6

3.   Please revise the subheading of the third risk factor to clearly reflect the identification of a material weakness.

Market For Our Common Stock, page 13

4.   Please revise to include the information required by Item 201(b)(1) of Regulation S-K or advise us where such information can be found in the document.

Business, page 18

5.   Please provide the basis for the statements about your proposed product throughout the prospectus. For example and without limitation, provide the basis for your belief regarding the "visible advantages, such as lower dosing, fewer side effects and alternative dosage forms," your belief that your technology will "improve the effectiveness of poor bioavailable drugs," and your belief that your delivery methods "will significantly decrease requirements for preclinical investigations and clinical testing, accelerate the clinical approval process, shorten the time to market and simplify the steps of the product development process."

6.   While we note the glossary of terms, we note that the discussion of your proposed products beginning on page 20 contains a number of scientific and technical terms that may not be understood by the average investor. Please revise the disclosure to provide a less technical discussion of your proposed products.

Technology and Products, page 21

7.   We note that certain of the products described herein (e.g., E-drops, Puralen, GluCorrect, Urban Power and Wartzz) are also described on the website of Eastgate Pharmaceuticals Inc., a company located in Ontario, Canada. Please advise us of what legal rights you have with respect to these products. In addition, please advise us of the nature of your relationship with Eastgate Pharmaceuticals Inc. as it pertains to these products. If there are any material agreements, please disclose the material terms and file as exhibits.

8. Please discuss the estimated costs associated with the remaining development of each proposed product and the estimated costs and time frame for the FDA approval process. Also, please discuss the impact a lack of funding would have upon the timing of the development and approval process for your proposed products.

9. Please discuss on page 28 whether FDA approval would be required for the natural health products. It appears that some statements you are making regarding these natural health products may be medical claims.

10. Please discuss the competitive conditions in the industry and your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K. In addition, your proposed products would compete with other delivery methods or drugs used to treat the same medical condition.

11. Please discuss the proposed distribution methods for your proposed products, as required by Item 101(h)(4)(ii) of Regulation S-K.

12. Please update the disclosure in this section and throughout the prospectus as of the most recent practicable date. We note references on page 31 to as of the time of closing of the acquisition agreement, which occurred in May 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 32

13. Please revise your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations as required by Item 303(a)(3)(ii) of Regulation S-K.

14. Please revise your discussion and analysis of the results of operations to cover the two-year period covered by the financial statements as required by Instruction 1 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 32

15. Please revise your discussion and analysis of liquidity and capital resources to cover the two-year period covered by the financial statements as required by Instruction 1 to Item 303(a) of Regulation S-K.

16. Please disclose the material terms of the demand promissory note with the related party and file the agreement as an exhibit.

17.   We note the disclosure on page 32 that you estimate cash requirements for the next twelve months will be approximately $5 million. Discuss in greater detail the anticipated sources of funding.

Management, page 34

18.   We note your disclosure that Brian Lukian became Chief Financial Officer on May 22, 2012. We also note your disclosure that Mr. Williams serves as your principal financial officer and principal accounting officer. Please revise your disclosure to clarify whether Mr. Lukian or Mr. Williams is the Chief Financial Officer of the company.

19.   It appears that Anna Gluskin, Mira Hasanagic, Michael Weisspapir, Joseph Schwarz, and Brian Lukian are officers of Eastgate Pharmaceuticals Inc., a company located in Ontario, Canada. Please revise your disclosure to provide all of the information required by Item 401(e)(1) of Regulation S-K with respect to each director's and each executive officer's employment with Eastgate Pharmaceuticals Inc. or advise us why you believe such information is not required to be disclosed.

20.   Please disclose the business experience of Ms. Gluskin from September 2010 until May 2012.

21.   Please disclose the amount and percent of time each officer devotes to the company.

22.   We note your disclosure that since January 2007, Brian Lukian has been providing consulting services in regards to mergers and acquisitions, turnarounds, financings as well as business and industry analysis. This appears to be the full extent of your disclosure regarding Mr. Lukian's business experience during the past five years. Please revise your disclosure to provide a brief explanation as to the nature of the responsibility undertaken by Mr. Lukian in prior positions and additional information relating to the level of Mr. Lukian's professional business experience as required by Item 401(e)(1) of Regulation S-K.

23.   For each director, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Relationships and Related Party Transactions, page 36

24.   We note your disclosure that "the company has recorded expenses paid on its behalf by principal stockholders as a related party payable." We also note your disclosure pertaining to a note that appears to be related to the payment of expenses on the company's behalf by principal stockholders. Please revise your disclosure to provide all of the information required by Item 404(a) of Regulation S-K.

25.   For each debt transaction, please provide the disclosure required by Item 404(a)(5) of
       Regulation S-K.

26.   Please provide the disclosure required by Item 404(a) of Regulation S-K for the fiscal
       years ended December 31, 2011 and December 31, 2010. Also, please disclose all related
       party transactions during the nine months ended September 30, 2012. We note the
       disclosure in footnote four to the financial statements ended September 31, 2012
       regarding the issuance of 10 million shares to a related company for patents and services.
       We also direct your attention to footnote six to the financial statements.

Description of Securities, page 37

27.   We note the statement on page 38 that "all outstanding shares of our common stock have
       been fully paid and are non-assessable." The statement is a legal conclusion that should
       be attributed to counsel or removed.

Where You Can Find More Information, page 38

28.   Please revise to include the disclosure required by Item 101(h)(5)(ii) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-3

29.   Please note that for development stage entities, auditor association with the cumulative
       data since inception is required in annual reports. Please advise your independent
       accountant to revise the scope and opinion paragraphs of their audit report to opine upon
       the cumulative period from inception (September 8, 1999) through December 31, 2011 in
       addition to the annual periods already included. Please amend your Form 10-K
       accordingly.

Exhibits

30.   Please file as an exhibit to the Form S-1 a complete copy of the articles as amended as
       required by Item 601(b)(3)(i) of Regulation S-K.

31.   We are unable to locate Exhibit 4.1, an instrument defining security holder rights,
       previously filed as an exhibit to Form 10-SB on November 2, 2007. Please advise or
       revise.

32.   We note your disclosure on page 29 of the prospectus that "[c]urrently we have a signed
       agreement with Nutralab Ltd. (Markham, Ontario) to manufacture several of our
       products." However, the Agreement for Private Label & Custom Manufacturing filed as
       Exhibit 10.1 is an agreement between Nutralab Canada Ltd and NanoEssentials Ltd. The
       company does not appear to be a party to this agreement. Please advise. In addition,

please consider whether your disclosure on page 29 should be revised to accurately describe the nature of the agreement, if any, between the company and Nutralab Ltd.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director